Exhibit 99.1

Contact Information

Investor Relations

Tel: +86 (21) 6195 9561

Email: ir@huazhu.com

http://ir.huazhu.com

China Lodging Group, Limited

Reports First Quarter of 2018 Financial Results

•	A total of 3,817 hotels or 384,959 hotel rooms in operation as of March 31, 2018.
•	Net revenues increased 29.6% year-over-year from RMB1,614.1 million to RMB2,091.2 million (US$333.4 million) [1] for the first quarter of 2018, exceeding the higher end of our Q1 Guidance. Net revenues in 2018Q1 and the comparative for 2017 has reflected the changes in the accounting for revenue recognition in the US GAAP effective from January 1, 2018. Excluding the impact of such accounting changes, the revenue growth in Q1 under the previous accounting standards on revenue recognition would have been 30.3%.
•	Excluding unrealized loss from fair value changes of equity securities of RMB136.7 million and share based compensation, adjusted EBITDA (non-GAAP) increased 47.5% year-over-year from RMB379.5 million to RMB559.7 million (US$89.2 million) for the first quarter of 2018.
•	Net income attributable to China Lodging Group, Limited was RMB128.5 million (US$20.5 million) for the first quarter of 2018, compared with RMB152.6 million for the first quarter of 2017. Excluding unrealized loss from fair value changes of equity securities of RMB136.7 million and share based compensation, adjusted net income (non-GAAP) increased 67.6% year over year from RMB168.4 million to RMB282.3 million (US$45.0 million) for the first quarter of 2018.
•	To strengthen our partnership with AccorHotels, Huazhu had made a strategic investment of about 4.5% in AccorHotels and suggested a representation on the board of AccorHotels accordingly. This suggestion has been positively received by AccorHotels and shall be discussed further in the coming weeks.
•	The Company provides guidance for Q2 2018 net revenues growth of 24%-26% year over year, and revises upward the full year net revenues growth estimate ranges from 16%-19% to 18%-22% accordingly.

Shanghai, China, May 14, 2018 – China Lodging Group, Limited (NASDAQ: HTHT) (“China Lodging Group”, “Huazhu” or the “Company”), a leading and fast-growing multi-brand hotel group in China, today announced its unaudited financial results for the first quarter ended March 31, 2018.

First Quarter of 2018 Operational Highlights

[1] The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of US$1.00=RMB6.2726 on March 30, 2018 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm.

•	During the first quarter of 2018, China Lodging Group opened 127 hotels, including 7 leased (“leased-and-operated”) hotels and 120 manachised (“franchised-and-managed”) hotels and franchised hotels.

• The Company closed a total of 56 hotels, including 5 leased hotels and 51 manachised and franchised hotels, during the first quarter of 2018. This was mainly due to:

a)	The Company's strategic focus to upgrade the quality of the product and service. The Company closed 3 hotels for brand upgrade purposes and permanently removed 15 hotels from its network for their non-compliance with the brand and operating standards. These hotels were mainly under HanTing and Hi Inn brands. By removing hotels of lower quality, the Company is able to provide a more consistent customer experience, which will help enhance both the brands and future profitability.
b)	Property related issues, including rezoning and returning of military-owned properties, and expiry of leases, which resulted in the closure of 24 hotels.
c)	Operating losses from hotels located mainly in selected 3rd or lower tier cities which resulted in the closure of 14 hotels.

• As of March 31, 2018, the Company had 673 leased hotels, 2,943 manachised hotels, and 201 franchised hotels in operation in 382 cities. The number of hotel rooms in operation totaled 384,959, an increase of 14.6% from a year ago.

• The ADR, which is defined as the average daily rate for all hotels in operation, was RMB207 in the first quarter of 2018, compared with RMB182 in the first quarter of 2017 and RMB211 in the previous quarter. The year-over-year increase of 13.9% was due to both an increase in ADR of the mature hotels, as well as an increase in the proportion of midscale and upscale hotels with higher ADR in the Company’s brand mix. The sequential decrease resulted mainly from seasonality.

• The occupancy rate for all hotels in operation was 83.7% in the first quarter of 2018, compared with 83.9% in the first quarter of 2017 and 86.0% in the previous quarter. The occupancy rate almost remained flat year-over-year. The sequential decrease resulted mainly from seasonality.

• RevPAR, defined as revenue per available room for all hotels in operation, was RMB173 in the first quarter of 2018, compared with RMB152 in the first quarter of 2017 and RMB181 in the previous quarter. The year-over-year increase of 13.7% was attributable to higher ADR. The sequential decrease resulted mainly from seasonality.

• For all hotels which had been in operation for at least 18 months, the same-hotel RevPAR was RMB165 for the first quarter of 2018, representing a 6.5% increase from RMB155 for the first quarter of 2017, with a 6.1% increase in ADR and a 0.3-percentage-point increase in occupancy rate. The economy hotels registered a 6.4% same-hotel RevPAR improvement, driven by a 6.1% increase in ADR and a 0.2-percentage-point increase in occupancy rate. The midscale and upscale hotels recorded a 6.5% same-hotel RevPAR improvement, driven by a 5.0% increase in ADR and a 1.0-percentage-point increase in occupancy rate. Crystal Orange Hotels will not be counted in the same-hotel RevPAR statistics until they are in Huazhu system for 18 months.

•	As of March 31, 2018, the Company’s loyalty program had approximately 108 million members, who contributed approximately 76% of room nights sold during the first quarter of 2018 and approximately 87% of room nights were sold through the Company’s own direct channels.

“We are excited to report a great start to the year. In the first quarter, same-hotel RevPAR grew by 6.5%, exceeding our expectation and reflecting the solid economic growth. Our fast expansion in mid- and upscale hotels are well on track. In the first quarter of 2018, our mid- and up-scale room count increased by 92% year-over-year, and accounted for approximately 32% and 80% in total rooms in operation and in pipeline, respectively.” commented Ms. Jenny Zhang, Chief Executive Officer of China Lodging Group.

“I’m also delighted to announce that we have made a strategic investment about 4.5% in AccorHotels to strengthen our partnership. Since our strategic alliance with AccorHotels in 2016, we have made efforts to expand the hotel network, enhance brand awareness and operational efficiencies. In the first quarter of 2018, Ibis and Mercure achieved same-hotel RevPAR growth of 14.5% and 12.6%, respectively.” added Ms. Zhang. “We have also engaged discussions with AccorHotels for a board representation. This has been positively received by AccorHotels and shall be discussed further in the coming weeks.”

First Quarter of 2018 Financial Results

In the first quarter of 2018, the Company adopted new revenue recognition standards and all prior year numbers are restated using the new standards. Please see the “Accounting Standards Update” section of this release for more information.

(RMB in thousands)	Q1 2017	Q4 2017	Q1 2018
Revenues:
Leased and owned hotels	1,226,644	1,716,259	1,575,977
Manachised and franchised hotels	379,150	495,851	508,792
Others	8,268	13,032	6,455
Net revenues	1,614,062	2,225,142	2,091,224

Net revenues for the first quarter of 2018 were RMB2,091.2 million (US$333.4 million), representing a 29.6% year-over-year increase and a 6.0% sequential decrease. The year-over-year increase was primarily due to our hotel network expansion, improved blended RevPAR and the acquisition of Crystal Orange Hotels. The sequential decrease was due to seasonality.

Net revenues from leased and owned hotels for the first quarter of 2018 were RMB1,576.0 million (US$251.2 million), representing a 28.5% year-over-year increase and a 8.2% sequential decrease.

Net revenues from manachised and franchised hotels for the first quarter of 2018 were RMB508.8 million (US$81.1 million), representing a 34.2% year-over-year increase and a 2.6% sequential increase. Net revenues from manachised and franchised hotels accounted for 24.3% of the Company’s net revenues in the first quarter of 2018, up from 23.5% a year ago.

Other revenues represent revenues generated from other than hotel businesses, which mainly include revenues from Huazhu mall and the provision of IT products and services to hotels, totaling RMB6.5 million (US$1.0 million) in the first quarter of 2018.

(RMB in thousands)	Q1 2017	Q4 2017	Q1 2018
Operating costs and expenses:
Hotel operating costs	1,199,226	1,623,449	1,506,035
Other operating costs	1,933	6,836	2,842
Selling and marketing expenses	48,902	98,464	65,826
General and administrative expenses	165,343	236,213	158,752
Pre-opening expenses	24,112	71,575	75,271
Total operating costs and expenses	1,439,516	2,036,537	1,808,726

Hotel operating costs for the first quarter of 2018 were RMB1,506.0 million (US$240.1 million), compared to RMB1,199.2 million in the first quarter of 2017, representing a 25.6% year-over-year increase. Total hotel operating costs excluding share-based compensation expenses (non-GAAP) for the first quarter of 2018 were RMB1,501.0 million (US$239.3 million), representing 71.8% of net revenues, compared to 74.0% for the first quarter in 2017 and 72.7% for the previous quarter. The year-over-year decrease in the percentage was mainly attributable to the improved blended RevPAR and the maturity of our leased and owned hotels.

Selling and marketing expenses for the first quarter of 2018 were RMB65.8 million (US$10.5 million), compared to RMB48.9 million in the first quarter of 2017 and RMB98.5 million in the previous quarter. Selling and marketing expenses excluding share-based compensation expenses (non-GAAP) for the first quarter of 2018 were RMB64.7 million (US$10.3 million), or 3.0% of net revenues, compared to 3.0% for the first quarter of 2017 and 4.4% for the previous quarter.

General and administrative expenses for the first quarter of 2018 were RMB158.8 million (US$25.3 million), compared to RMB165.3 million in the first quarter of 2017 and RMB236.2 million in the previous quarter. General and administrative expenses excluding share-based compensation expenses (non-GAAP) for the first quarter of 2018 were RMB147.8 million (US$23.6 million), representing 7.1% of net revenues, compared with 9.5% of net revenues in the first quarter of 2017 and 10.0% in the previous quarter. The year-over-year decrease was mainly due to the one-off transaction costs related to Crystal Orange Hotels acquisition amounting to RMB46.2 million in first quarter of 2017.

Pre-opening expenses for the first quarter of 2018 were RMB75.3 million (US$12.0 million), representing a 212.2% year-over-year increase and a 5.2% sequential increase. The year-over-year increase was mainly due to more midscale or upscale leased hotels were under construction in the first quarter of 2018. As of March 31, 2018, the Company had 37 midscale and upscale leased hotels under construction, as compared to 15 as of March 31, 2017.

Income from operations for the first quarter of 2018 was RMB306.6 million (US$48.9 million), compared to RMB173.4 million in the first quarter of 2017 and RMB231.2 million in the previous quarter. Excluding share-based compensation expenses, adjusted income from operations (non-GAAP) for the first quarter of 2018 was RMB323.7 million (US$51.6 million), compared to adjusted income from operation (non-GAAP) of RMB189.2 million for the first quarter of 2017 and RMB250.4 million for the previous quarter. The adjusted operating margin, defined as adjusted operating income (non-GAAP) as percentage of net revenues, for the first quarter of 2018 was 15.5%, compared with 11.7% in the first quarter of 2017 and 11.3% in the previous quarter. The improved year-over-year adjusted operating margin was mainly attributable to the improved blended RevPAR and increased proportion of manachised and franchised hotels.

Unrealized loss from fair value changes of equity securities for the first quarter of 2018 was RMB136.7 million (US$21.8 million), mainly represents the unrealized loss from our investment in equity securities with readily determinable fair values, such as AccorHotels and Quanjude. According to ASU 2016-01 which was effective from January 1, 2018, we are required to reflect the unrealized gain (loss) from fair value changes related to equity investment (except equity method investment) in net income. The unrealized losses from equity securities in the first quarter of 2018 were due to the lower share prices at end of the first quarter of 2018 compared to those at end of the fourth quarter of 2017. The unrealized gain (loss) will have a significant impact on our GAAP net income going forward. The closing share price of AccorHotels was EUR46.45 on May 11, 2018. Therefore, the unrealized gain on this AccorHotels investment in the second quarter up to May 11, 2018 would have been approximately RMB260 million.

Net income attributable to China Lodging Group, Limited for the first quarter of 2018 was RMB128.5 million (US$20.5 million), compared to RMB152.6 million in the first quarter of 2017 and RMB225.7 million in the previous quarter. Excluding share-based compensation expenses and the unrealized loss from fair value changes of equity securities, adjusted net income attributable to China Lodging Group, Limited (non-GAAP) for the first quarter of 2018 was RMB282.3 million (US$45.0 million), representing a 67.6% year-over-year increase and a 27.9% sequential increase.

Basic and diluted earnings per share/ADS. For the first quarter of 2018, basic earnings per share were RMB0.46 (US$0.07) and diluted earnings per share were RMB0.44 (US$0.07); basic earnings per ADS were RMB1.83 (US$0.29) and diluted earnings per ADS were RMB1.75 (US$0.28). For the first quarter of 2018, excluding share-based compensation expenses and unrealized loss from fair value changes of equity securities, adjusted basic earnings per share (non-GAAP) were RMB1.01 (US$0.16) and adjusted diluted earnings per share (non-GAAP) were RMB0.96 (US$0.15); adjusted basic earnings per ADS (non-GAAP) were RMB4.02 (US$0.64) and adjusted diluted earnings per ADS (non-GAAP) were RMB3.85 (US$0.61).

EBITDA (non-GAAP) for the first quarter of 2018 was RMB405.9 million (US$64.7 million), compared with RMB363.7 million in the first quarter of 2017 and RMB445.8 million in the previous quarter. Excluding share-based compensation expenses and unrealized loss from fair value changes of equity securities, adjusted EBITDA (non-GAAP) for the first quarter of 2018 was RMB559.7 million (US$89.2 million), compared with RMB379.5 million for the first quarter of 2017 and RMB440.9 million for the previous quarter.

Cash flow. Operating cash inflow for the first quarter of 2018 was RMB420.2 million (US$67.0 million). Investing cash outflow for the first quarter was RMB4,023.3 million (US$641.4 million).

In the first quarter of 2018, the Company purchased 10.8 million shares of AccorHotels from public market at cash consideration of EUR489 million. As of March 31, 2018, the Company held a total of 13.1 million AccorHotels shares representing 4.5% of the company. The purchase consideration of this investment amounted to EUR586.8 million, partly financed by a three-year share margin financing facility totaling EUR260 million.

Cash and cash equivalents and Restricted cash. As of March 31, 2018, the Company had a total balance of cash and cash equivalents and restricted cash of RMB4,044.7 million (US$644.8 million).

Debt financing. As of March 31, 2018, the Company had a total debt balance of RMB8,527.8 million (US$1,359.5 million) and the unutilized credit facility available to the Company was RMB830.0 million.

Adoption of New Revenue Recognition Accounting Standards

The Company adopted Accounting Standards Update 2014-09, Revenue from Contracts with Customers (Topic 606) on January 1, 2018 on a full retrospective basis in the condensed consolidated financial statements. As such, prior period results have been adjusted to reflect the adoption of ASU 2014-09.

The most meaningful impacts of the adoption of ASU 2014-09 are as follows:

Under previous guidance, initial one-time franchise fee was recognized when the hotels opened for business and the Company had fulfilled its commitments and obligations. Upon adoption of new revenue standards the one-time franchise fee will be recognized over the term of the franchise contract.

Under previous guidance, the Company adopted the incremental cost model to account for customer loyalty program. The estimated incremental costs, net of the reimbursement received from the franchisees, are accrued and recorded as accruals for customer loyalty program as members accumulate points and are recognized as cost and expense in the accompanying consolidated statements of comprehensive income. Under new revenue standards, loyalty program is considered a separate performance obligation and the consideration allocated to the loyalty program will be recognized as revenue upon point redemption, net of any cost paid to the franchisees and other third parties.

Guidance

Thanks to the better-than-expected growth in RevPAR outlook, the Company revised upwards the full year net revenues growth estimate from 16%-19% to 18%-22%. In the second quarter of 2018, the Company expects net revenues to grow 24%-26% year-over-year.

The above forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call

China Lodging Group’s management will host a conference call at 9 p.m. ET, Monday, May 14, 2018 (or 9 a.m. on Tuesday, May 15, 2018 in the Shanghai/Hong Kong time zone) following the announcement. To participate in the event by telephone, please dial +1 (845) 675 0438 (for callers in the US), +86 400 120 0654 (for callers in China Mainland), +852 3018 6776 (for callers in Hong Kong) or +65 6713 5440 (for callers outside of the US, China Mainland, and Hong Kong) and enter pass code 6426629. Please dial in approximately 10 minutes before the scheduled time of the call.

A recording of the conference call will be available after the conclusion of the conference call through May 22, 2018. Please dial +1 (855) 452 5696 (for callers in the US) or +61 2 9003 4211 (for callers outside the US) and entering pass code 6426629.

The conference call will also be webcast live over the Internet and can be accessed by all interested parties at the Company’s website, http://ir.huazhu.com.

Use of Non-GAAP Financial Measures

To supplement the Company’s unaudited consolidated financial results presented in accordance with U.S. GAAP, the Company uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC: hotel operating costs excluding share-based compensation expenses; general and administrative expenses excluding share-based compensation expenses; selling and marketing expenses excluding share-based compensation expenses; adjusted income from operations excluding share-based compensation expenses; adjusted net income attributable to China Lodging Group, Limited excluding share-based compensation expenses and unrealized gain (loss) from fair value changes of equity securities; adjusted basic and diluted earnings per share and per ADS excluding share-based compensation expenses and unrealized gain (loss) from fair value changes of equity securities; EBITDA; and adjusted EBITDA excluding share-based compensation expenses and unrealized gain (loss) from fair value changes of equity securities. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this release. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding Company performance by excluding share-based compensation expenses and unrealized gain (loss) from fair value changes of equity securities that may not be indicative of Company operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing Company performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. The Company believes these non-GAAP financial measures are also useful to investors in allowing for greater transparency with respect to supplemental information used regularly by Company management in financial and operational decision-making. A limitation of using non-GAAP financial measures excluding share-based compensation expenses and unrealized gain (loss) from fair value changes of equity securities is that share-based compensation expenses and unrealized gain (loss) from fair value changes of equity securities have been – and will continue to be – significant and recurring in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

The Company believes that EBITDA is a useful financial metric to assess the operating and financial performance before the impact of investing and financing transactions and income taxes, given the significant investments that the Company has made in leasehold improvements, depreciation and amortization expense that comprise a significant portion of the Company’s cost structure. In addition, the Company believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of financial performance. The Company believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The Company also uses adjusted EBITDA, which is defined as EBITDA before share-based compensation expenses and unrealized gain (loss) from fair value changes of equity securities, to assess operating results of the hotels in operation. The Company believes that the exclusion of share-based compensation expenses and unrealized gain (loss) from fair value changes of equity securities helps facilitate year-on-year comparison of the results of operations as the share-based compensation expenses and unrealized gain (loss) from fair value changes of equity securities may not be indicative of Company operating performance.

The company believes that unrealized gains and losses from changes in fair value of equity securities are generally meaningless in understanding our reported results or evaluating our economic performance of our businesses. These gains and losses have caused and will continue to cause significant volatility in periodic earnings.

Therefore, the Company believes adjusted EBITDA more closely reflects the performance capability of hotels. The presentation of EBITDA and adjusted EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains considered to be outside the ordinary course of business.

The use of EBITDA and adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets (including land use rights), income tax, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Share-based compensation expenses and unrealized gain (loss) from fair value changes of equity securities have been and will be incurred and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of the results. The Company compensates for these limitations by providing the relevant disclosure of the depreciation and amortization, interest income, interest expense, income tax expense, share-based compensation expenses, and unrealized gain (loss) from fair value changes of equity securities and other relevant items both in the reconciliations to the U.S. GAAP financial measures and in the consolidated financial statements, all of which should be considered when evaluating the performance of the Company.

The terms EBITDA and adjusted EBITDA are not defined under U.S. GAAP, and neither EBITDA nor adjusted EBITDA is a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing the operating and financial performance, investors should not consider these data in isolation or as a substitute for the Company’s net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the Company’s EBITDA or adjusted EBITDA may not be comparable to EBITDA or adjusted EBITDA – or similarly titled measures utilized by other companies – since such other companies may not calculate EBITDA or adjusted EBITDA in the same manner as the Company does.

Reconciliations of the Company’s non-GAAP financial measures, including EBITDA and adjusted EBITDA, to the consolidated statement of operations information are included at the end of this press release.

About China Lodging Group, Limited

China Lodging Group, Limited is a leading hotel operator and franchisor in China. As of March 31, 2018, the Company had 3,817 hotels or 384,959 rooms in operation. With a primary focus on economy and midscale hotel segments, China Lodging Group’s brands include Hi Inn, HanTing Hotel, Elan Hotel, HanTing Premium Hotel, JI Hotel, Starway Hotel, Joya Hotel, Crystal Orange Hotel, Orange Hotel Select, Orange Hotel and Manxin Hotel. The Company also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in Pan-China region.

The Company's business includes leased and owned, manachised and franchised models. Under the lease and ownership model, the Company directly operates hotels typically located on leased or owned properties. Under the manachise model, the Company manages manachised hotels through the on-site hotel managers it appoints and collects fees from franchisees. Under the franchise model, the Company provides training, reservation and support services to the franchised hotels and collects fees from franchisees but does not appoint on-site hotel managers. The Company applies a consistent standard and platform across all of its hotels. As of March 31, 2018, China Lodging Group operates 22 percent of its hotel rooms under lease and ownership model, 78 percent under manachise and franchise models.

For more information, please visit the Company’s website: http://ir.huazhu.com ..

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties, including statements regarding the Company’s capital needs, business strategy and expectations. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project,” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results. Any or all of the Company’s forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions, risks and uncertainties and other factors which could cause actual events or results to be materially different from those expressed or implied in the forward-looking statements. In evaluating these statements, readers should consider various factors, including the anticipated growth strategies of the Company, the future results of operations and financial condition of the Company, the economic conditions of China, the regulatory environment in China, the Company’s ability to attract customers and leverage its brands, trends and competition in the lodging industry, the expected growth of the lodging market in China and other factors and risks outlined in the Company’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F and other filings. These factors may cause the Company’s actual results to differ materially from any forward-looking statement. In addition, new factors emerge from time to time and it is not possible for the Company to predict all factors that may cause actual results to differ materially from those contained in any forward-looking statements. Any projections in this release are based on limited information currently available to the Company, which is subject to change. This release also contains statements or projections that are based upon information available to the public, as well as other information from sources which the Company believes to be reliable, but it is not guaranteed by the Company to be accurate, nor does the Company purport it to be complete. The Company disclaims any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this document, except as required by applicable law.

---Financial Tables and Operational Data Follow—

China Lodging Group, Limited
Unaudited Condensed Consolidated Balance Sheets
	December 31, 2017	March 31, 2018
	RMB	RMB	US$
	(in thousands)

ASSETS
Current assets:
Cash and cash equivalents	3,474,719	3,547,531	565,560
Restricted cash	481,348	497,176	79,262
Short-term investments	129,911	110,841	17,671
Accounts receivable, net	162,910	198,529	31,651
Loan receivables	380,580	160,675	25,615
Amounts due from related parties	118,537	112,416	17,922
Prepaid rent	659,973	563,521	89,838
Inventories	24,006	27,217	4,339
Other current assets	329,140	313,216	49,933
Total current assets	5,761,124	5,531,122	881,791

Property and equipment, net	4,522,878	4,654,417	742,024
Intangible assets, net	1,643,972	1,634,631	260,599
Land use rights	140,108	138,764	22,122
Long-term investments	2,361,969	6,039,743	962,877
Goodwill	2,264,758	2,264,759	361,056
Loan receivables	42,330	124,379	19,829
Other assets	364,660	351,617	56,056
Deferred tax assets	405,975	401,162	63,954
Total assets	17,507,774	21,140,594	3,370,308

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	130,815	345,888	55,143
Accounts payable	766,565	720,854	114,921
Amounts due to related parties	36,890	120,813	19,261
Salary and welfare payables	427,070	243,623	38,839
Deferred revenue	942,651	1,003,154	159,925
Accrued expenses and other current liabilities	1,249,032	1,302,380	207,631
Income tax payable	218,238	99,218	15,818
Total current liabilities	3,771,261	3,835,930	611,538

Long-term debt	4,921,774	8,181,918	1,304,390
Deferred rent	1,380,484	1,401,277	223,395
Deferred revenue	398,303	396,444	63,203
Other long-term liabilities	380,578	401,000	63,929
Deferred tax liabilities	422,090	419,950	66,950
Total liabilities	11,274,490	14,636,519	2,333,405

Equity:
Ordinary shares	212	213	34
Treasury shares	(107,331)	(107,331)	(17,111)
Additional paid-in capital	3,624,135	3,641,310	580,511
Retained earnings	2,512,719	2,681,883	427,555
Accumulated other comprehensive income	167,965	252,499	40,254
Total China Lodging Group, Limited shareholders' equity	6,197,700	6,468,574	1,031,243
Noncontrolling interest	35,584	35,501	5,660
Total equity	6,233,284	6,504,075	1,036,903
Total liabilities and equity	17,507,774	21,140,594	3,370,308

China Lodging Group, Limited
Unaudited Condensed Consolidated Statements of Comprehensive Income
	Quarter Ended
	March 31, 2017	December 31, 2017	March 31, 2018
	RMB	RMB	RMB	US$
	(in thousands, except per share and per ADS data)
Revenues:
Leased and owned hotels	1,226,644	1,716,259	1,575,977	251,248
Manachised and franchised hotels	379,150	495,851	508,792	81,113
Others	8,268	13,032	6,455	1,029
Net revenues	1,614,062	2,225,142	2,091,224	333,390

Operating costs and expenses:
Hotel operating costs:
Rents	(463,138)	(560,178)	(564,372)	(89,974)
Utilities	(101,974)	(89,418)	(125,534)	(20,013)
Personnel costs	(280,357)	(412,990)	(375,935)	(59,933)
Depreciation and amortization	(169,567)	(204,147)	(211,111)	(33,656)
Consumables, food and beverage	(108,701)	(154,454)	(144,432)	(23,026)
Others	(75,489)	(202,262)	(84,651)	(13,495)
Total hotel operating costs	(1,199,226)	(1,623,449)	(1,506,035)	(240,097)
Other operating costs	(1,933)	(6,836)	(2,842)	(453)
Selling and marketing expenses	(48,902)	(98,464)	(65,826)	(10,494)
General and administrative expenses	(165,343)	(236,213)	(158,752)	(25,309)
Pre-opening expenses	(24,112)	(71,575)	(75,271)	(12,000)
Total operating costs and expenses	(1,439,516)	(2,036,537)	(1,808,726)	(288,353)
Other operating income (expense), net	(1,145)	42,563	24,088	3,839
Income from operations	173,401	231,168	306,586	48,876
Interest income	18,332	40,713	34,193	5,451
Interest expense	(2,358)	(34,295)	(51,457)	(8,203)
Other income (expense), net	27,049	(12,939)	(8,836)	(1,409)
Unrealized gain (loss) from fair value changes of equity securities	-	24,134	(136,680)	(21,790)
Foreign exchange gain (loss)	(5,378)	(2,341)	30,012	4,785
Income before income taxes	211,046	246,440	173,818	27,710
Income tax expense	(53,858)	(17,747)	(44,465)	(7,088)
(Loss) from equity method investments	(4,654)	(2,871)	(3,560)	(568)
Net income	152,534	225,822	125,793	20,054
Less: net loss (income) attributable to noncontrolling interest	92	(116)	2,731	435
Net income attributable to China Lodging Group, Limited	152,626	225,706	128,524	20,489

Other comprehensive income
Unrealized securities holding gains, net of tax	8,736	11,400	-	-
Reclassification of gains realized to net income, net of tax	(3,737)	-	-	-
Foreign currency translation adjustments, net of tax	1,113	58,502	125,174	19,956
Comprehensive income	158,646	295,724	250,967	40,010
Comprehensive loss (income) attributable to noncontrolling interest	92	(116)	2,731	435
Comprehensive income attributable to China Lodging Group, Limited	158,738	295,608	253,698	40,445

Earnings per share:
Basic	0.55	0.81	0.46	0.07
Diluted	0.53	0.77	0.44	0.07

Earnings per ADS:
Basic	2.19	3.23	1.83	0.29
Diluted	2.12	3.08	1.75	0.28

Weighted average number of shares used in computation:
Basic	278,472	279,861	280,701	280,701
Diluted	287,313	298,903	293,243	293,243

China Lodging Group, Limited
Unaudited Condensed Consolidated Statements of Cash Flows
	Quarter Ended
	March 31, 2017		December 31, 2017	March 31, 2018
	RMB		RMB	US$
	(in thousands)
Operating activities:
Net income	152,534	225,822	125,793	20,054
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	15,799	19,245	17,129	2,731
Depreciation and amortization	173,204	208,756	215,671	34,383
Amortization of issuance cost of convertible senior notes	-	2,598	7,958	1,269
Deferred taxes	4,470	(82,338)	2,672	426
Bad debt expenses	413	1,434	542	86
Deferred rent	14,837	103,688	23,882	3,807
Loss (Gain) from disposal of property and equipment	4,291	(2,795)	(460)	(73)
Impairment loss	-	92,480	-	-
Loss from equity method investments	4,654	2,871	3,560	568
Investment (income) loss	(27,016)	(44,403)	137,126	21,861
Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	6,174	10,735	(36,160)	(5,765)
Prepaid rent	(34,897)	(131,592)	96,452	15,377
Inventories	(1,748)	3,684	(3,210)	(512)
Amounts due from related parties	2,835	(23,967)	(11,574)	(1,845)
Other current assets	(7,134)	(56,720)	13,857	2,209
Other assets	(21,002)	4,691	13,044	2,081
Accounts payable	(39,822)	35,417	(11,315)	(1,804)
Amounts due to related parties	(700)	4,234	(2,448)	(390)
Salary and welfare payables	(104,752)	223,455	(183,447)	(29,246)
Deferred revenue	(23,359)	23,014	58,644	9,349
Accrued expenses and other current liabilities	105,092	(44,279)	51,030	8,135
Income tax payable	(46,442)	(39,224)	(119,020)	(18,975)
Other long-term liabilities	8,583	17,386	20,453	3,261
Net cash provided by operating activities	186,014	554,192	420,179	66,987

Investing activities:
Purchases of property and equipment	(185,116)	(267,332)	(370,977)	(59,142)
Purchases of intangibles	(826)	(4,079)	-	-
Amount received as a result of government zoning	-	2,593	2,528	403
Acquisitions, net of cash received	(765,023)	(330)	-	-
Proceeds from disposal of subsidiary and branch, net of cash disposed	-	13,684	1,185	189
Purchases of long-term investments	(78,609)	(856,682)	(3,789,845)	(604,190)
Proceeds from maturity/sale of long-term investments	38,613	1,857	2,182	348
Payment for shareholder loan to equity investees	(75,980)	(6,079)	(6,240)	(995)
Payment for the origination of loan receivables	(3,400)	(319,500)	(132,170)	(21,071)
Proceeds from collection of loan receivables	5,812	20,303	270,026	43,048
Net cash (used in) investing activities	(1,064,529)	(1,415,565)	(4,023,311)	(641,410)

China Lodging Group, Limited
Unaudited Condensed Consolidated Statements of Cash Flows
	Quarter Ended
	March 31, 2017		December 31, 2017	March 31, 2018
	RMB		RMB	US$
	(In Thousands)
Financing activities:
Net proceeds from issuance of ordinary shares upon exercise of options	2,190	1,875	47	7
Proceeds from short-term bank borrowings	1,000	-	220,000	35,073
Repayment of short-term bank borrowings	(1,000)	-	-	-
Proceeds from long-term bank borrowings	-	-	3,450,652	550,115
Repayment of long-term bank borrowings	-	(1,650,916)	-	-
Funds advanced from noncontrolling interest holders	22,739	34,972	-	-
Repayment of funds advanced from noncontrolling interest holders	-	-	(2,250)	(359)
Acquisition of noncontrolling interest	(3,750)	-	-	-
Proceeds from amounts due to related parties	-	-	86,371	13,770
Contribution from noncontrolling interest holders	310	17,743	4,070	649
Dividends paid to noncontrolling interest holders	(650)	(240)	(1,422)	(227)
Dividends paid	-	(306,343)	-	-
Proceeds from issuance of convertible senior notes, net of issuance cost and capped call option	-	2,925,202	-	-
Debt financing and administrative costs paid	-	(9,763)	-	-
Proceeds from ADS Lending	-	7	-	-
Net cash provided by financing activities	20,839	1,012,537	3,757,468	599,028

Effect of exchange rate changes on cash and cash equivalents	(1,839)	(21,717)	(65,696)	(10,473)
Net (decrease) increase in cash and cash equivalents, and restricted cash	(859,515)	129,447	88,640	14,132
Cash, cash equivalents and restricted cash at the beginning of the period	3,235,507	3,826,620	3,956,067	630,690
Cash, cash equivalents and restricted cash at the end of the period	2,375,992	3,956,067	4,044,707	644,822

China Lodging Group, Limited
Unaudited Reconciliation of GAAP and Non-GAAP Results
	Quarter Ended March 31, 2018
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)
Hotel operating costs	1,506,035	72.0%	5,038	0.2%	1,500,997	71.8%
Other operating costs	2,842	0.1%	-	0.0%	2,842	0.1%
Selling and marketing expenses	65,826	3.1%	1,120	0.1%	64,706	3.0%
General and administrative expenses	158,752	7.6%	10,971	0.5%	147,781	7.1%
Pre-opening expenses	75,271	3.6%	-	0.0%	75,271	3.6%
Total operating costs and expenses	1,808,726	86.4%	17,129	0.8%	1,791,597	85.6%
Income from operations	306,586	14.7%	17,129	0.8%	323,715	15.5%
		.

	Quarter Ended March 31, 2018
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	US$		US$		US$
	(in thousands)
Hotel operating costs	240,097	72.0%	804	0.2%	239,293	71.8%
Other operating costs	453	0.1%	-	0.0%	453	0.1%
Selling and marketing expenses	10,494	3.1%	179	0.1%	10,315	3.0%
General and administrative expenses	25,309	7.6%	1,748	0.5%	23,561	7.1%
Pre-opening expenses	12,000	3.6%	-	0.0%	12,000	3.6%
Total operating costs and expenses	288,353	86.4%	2,731	0.8%	285,622	85.6%
Income from operations	48,876	14.7%	2,731	0.8%	51,607	15.5%

	Quarter Ended December 31, 2017
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)
Hotel operating costs	1,623,449	73.0%	6,091	0.3%	1,617,358	72.7%
Other operating costs	6,836	0.3%	-	0.0%	6,836	0.3%
Selling and marketing expenses	98,464	4.4%	551	0.0%	97,913	4.4%
General and administrative expenses	236,213	10.6%	12,603	0.6%	223,610	10.0%
Pre-opening expenses	71,575	3.2%	-	0.0%	71,575	3.2%
Total operating costs and expenses	2,036,537	91.5%	19,245	0.9%	2,017,292	90.6%
Income from operations	231,168	10.4%	19,245	0.9%	250,413	11.3%

	Quarter Ended March 31, 2017
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)
Hotel operating costs	1,199,226	74.3%	4,672	0.3%	1,194,554	74.0%
Other operating costs	1,933	0.1%	-	0.0%	1,933	0.1%
Selling and marketing expenses	48,902	3.0%	287	0.0%	48,615	3.0%
General and administrative expenses	165,343	10.2%	10,840	0.7%	154,503	9.5%
Pre-opening expenses	24,112	1.5%	-	0.0%	24,112	1.5%
Total operating costs and expenses	1,439,516	89.1%	15,799	1.0%	1,423,717	88.1%
Income from operations	173,401	10.7%	15,799	1.0%	189,200	11.7%

China Lodging Group, Limited
Unaudited Reconciliation of GAAP and Non-GAAP Results
	Quarter Ended
	March 31, 2017	December 31, 2017	March 31, 2018
	RMB	RMB	RMB	US$
	(in thousands, except per share and per ADS data)
Net income attributable to China Lodging Group, Limited (GAAP)	152,626	225,706	128,524	20,489
Share-based compensation expenses	15,799	19,245	17,129	2,731
Unrealized loss (gain) from fair value changes of equity securities	-	(24,134)	136,680	21,790
Adjusted net income attributable to China Lodging Group, Limited (non-GAAP)	168,425	220,817	282,333	45,010

Earnings per share (GAAP)
Basic	0.55	0.81	0.46	0.07
Diluted	0.53	0.77	0.44	0.07

Earnings per ADS (GAAP)
Basic	2.19	3.23	1.83	0.29
Diluted	2.12	3.08	1.75	0.28

Adjusted earnings per share (non-GAAP)
Basic	0.60	0.79	1.01	0.16
Diluted	0.59	0.74	0.96	0.15

Adjusted earnings per ADS (non-GAAP)
Basic	2.42	3.16	4.02	0.64
Diluted	2.34	2.96	3.85	0.61

Weighted average number of shares used in computation
Basic	278,472	279,861	280,701	280,701
Diluted	287,313	298,903	293,243	293,243

	Quarter Ended
	March 31, 2017	December 31, 2017	March 31, 2018
	RMB	RMB	RMB	US$
	(in thousands)
Net income attributable to China Lodging Group, Limited (GAAP)	152,626	225,706	128,524	20,489
Interest income	(18,332)	(40,713)	(34,193)	(5,451)
Interest expense	2,358	34,295	51,457	8,203
Income tax expense	53,858	17,747	44,465	7,088
Depreciation and amortization	173,204	208,756	215,671	34,383
EBITDA (non-GAAP)	363,714	445,791	405,924	64,712
Share-based compensation	15,799	19,245	17,129	2,731
Unrealized loss (gain) from fair value changes of equity securities	-	(24,134)	136,680	21,790
Adjusted EBITDA (non-GAAP)	379,513	440,902	559,733	89,233

China Lodging Group, Limited
Operational Data
	As of
	March 31,	December 31,	March 31,
	2017	2017	2018
Total hotels in operation:	3,336	3,746	3,817
Leased and owned hotels	620	671	673
Manachised hotels	2,535	2,874	2,943
Franchised hotels	181	201	201
Total hotel rooms in operation	335,900	379,675	384,959
Leased and owned hotels	78,012	85,018	85,508
Manachised hotels	241,251	275,065	280,133
Franchised hotels	16,637	19,592	19,318
Number of cities	369	378	382

	For the quarter ended
	March 31,	December 31,	March 31,
	2017	2017	2018
Occupancy rate (as a percentage)
Leased and owned hotels	85.0%	87.2%	85.6%
Manachised hotels	84.6%	86.6%	84.0%
Franchised hotels	65.6%	72.1%	69.8%
Blended	83.9%	86.0%	83.7%
Average daily room rate (in RMB)
Leased and owned hotels	204	251	243
Manachised hotels	174	197	194
Franchised hotels	180	232	228
Blended	182	211	207
RevPAR (in RMB)
Leased and owned hotels	174	219	208
Manachised hotels	147	170	163
Franchised hotels	118	167	159
Blended	152	181	173

Same-hotel Operational Data: like-for-like performance for leased, manachised and franchised hotels opened for at least 18 months during the current quarter

	As of and for the quarter ended
	March 31,
	2017	2018
Total	2,813	2,813
Leased and owned hotels	571	571
Manachised hotels	2,242	2,242
Occupancy rate (as a percentage)	85.9%	86.2%
Average daily room rate (in RMB)	181	192
RevPAR (in RMB)	155	165

Hotel breakdown by segment

	Number of Hotels in Operation	Number of Hotel Rooms in Operation
	As of March 31, 2018	As of March 31, 2018
Economy hotels	2,864	262,885
HanTing Hotel	2,245	220,877
Leased hotels	440	50,637
Manachised hotels	1,801	169,862
Franchised hotels	4	378
Hi Inn	391	25,753
Leased hotels	30	2,837
Manachised hotels	315	20,160
Franchised hotels	46	2,756
Elan Hotel	220	15,414
Manachised hotels	188	13,433
Franchised hotels	32	1,981
Orange Hotel	8	841
Leased hotels	6	678
Manachised hotels	1	85
Franchised hotels	1	78
Midscale hotels and upscale hotels	953	122,074
JI Hotel	423	57,192
Leased hotels	91	16,078
Manachised hotels	330	40,912
Franchised hotels	2	202
Starway Hotel	173	16,550
Leased hotels	2	386
Manachised hotels	141	13,415
Franchised hotels	30	2,749
Joya Hotel	7	1,197
Leased hotels	4	589
Manachised hotels	2	452
Franchised hotels	1	156
Manxin Hotels & Resorts	15	1,473
Leased hotels	3	447
Manachised hotels	9	922
Franchised hotels	3	104
HanTing Premium Hotel	28	2,493
Leased hotels	11	1,068
Manachised hotels	17	1,425
ibis Hotel	105	13,810
Leased and owned hotels	17	3,124
Manachised hotels	44	4,914
Franchised hotels	44	5,772
ibis Styles Hotel	16	2,238
Manachised hotels	13	1,821
Franchised hotels	3	417
Mercure Hotel	19	4,345
Leased hotels	2	496
Manachised hotels	12	3,007
Franchised hotels	5	842
Novotel Hotel	4	1,697
Manachised hotels	3	1,374
Franchised hotels	1	323
Grand Mercure Hotel	5	1,293
Leased hotels	1	360
Manachised hotels	2	562
Franchised hotels	2	371
Orange Selected	114	13,963
Leased hotels	46	5,990
Manachised hotels	49	5,768
Franchised hotels	19	2,205
Crystal Orange	44	5,823
Leased hotels	20	2,818
Manachised hotels	16	2,021
Franchised hotels	8	984
Total	3,817	384,959

Same-hotel operational data by segment
	Number of hotels in operation		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
	As of		For the quarter ended			For the quarter ended			For the quarter ended
	March 31,		March 31,		yoy change	March 31,		yoy change	March 31,		yoy change
	2017	2018	2017	2018	2017	2018	2017	2018
Economy hotels	2,406	2,406	141	150	6.4%	160	170	6.1%	88.0%	88.2%	0.2%
Leased and owned hotels	477	477	147	160	8.7%	169	182	7.6%	87.3%	88.1%	0.9%
Manachised and franchised hotels	1,929	1,929	139	147	5.6%	157	166	5.6%	88.3%	88.2%	0.0%
Midscale and upscale hotels	407	407	215	229	6.5%	279	293	5.0%	76.9%	78.0%	1.0%
Leased hotels	94	94	264	281	6.3%	320	335	4.9%	82.6%	83.7%	1.1%
Manachised and franchised hotels	313	313	193	205	6.4%	259	272	5.0%	74.4%	75.4%	1.0%
Total	2,813	2,813	155	165	6.5%	181	192	6.1%	85.9%	86.2%	0.3%